Filed by Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Viacom Inc.

Commission File No. 001-32686

VIACOM AND CBS ANNOUNCE VIACOMCBS LEADERSHIP FOR LINES OF REVENUE

NEW YORK, NY, October 30, 2019 –– CBS (NYSE: CBS.A, CBS) and Viacom (NASDAQ: VIAB, VIA) today announced senior leadership appointments across ViacomCBS’ revenue lines. The appointments, effective upon closing of the deal to combine CBS and Viacom, will enable ViacomCBS to drive strong, multifaceted opportunities with distributors, advertisers and other partners.

“These appointments mark an important step in the integration of CBS and Viacom,” said Bob Bakish, President and Chief Executive Officer, Viacom, who will serve as President and Chief Executive Officer of ViacomCBS upon close. “The seasoned executives we announced today will capitalize on ViacomCBS’ must-watch programming, iconic library and franchises, as well as its global production capacity to drive important new distribution, content licensing and advertising opportunities all over the world.”

With 22% of television viewership in the U.S., the highest share of broadcast and cable viewing across all key audience demographics, and strength in every key category, including News, Sports, General Entertainment, Pop Culture, Comedy, Music and Kids, ViacomCBS will be a first-choice commercial partner. The combined company will have a portfolio of powerful consumer brands, including CBS, Showtime, Nickelodeon, MTV, BET, Comedy Central and Paramount Network, as well as one of the largest libraries of iconic intellectual property, spanning every key genre and addressing consumers of all ages and demographics.

Below are ViacomCBS’ leaders across revenue lines:

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Jo Ann Ross, President and Chief Advertising Revenue Officer, CBS, will serve as President and Chief Advertising Revenue Officer, ViacomCBS Domestic Advertising Sales. Ross will direct all of ViacomCBS’ multiplatform media sales efforts, leading an integrated ad sales team that will drive revenue by connecting agency partners and advertisers with the company’s unmatched engagement, reach and innovative solutions.

o

John Halley, Executive Vice President and Chief Operating Officer, Ad Solutions, Viacom, will serve as Chief Operating Officer, Advertising Revenue, and Executive Vice President, Advanced Marketing Solutions, reporting to Ross. In this role, Halley will oversee commercial and business operations for the unified advertising team, as well as ViacomCBS’ portfolio of differentiated advanced advertising and marketing solutions across its linear, digital and social footprint.

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Ray Hopkins, President of Television Networks Distribution, CBS, will serve as President, U.S. Network Distribution, ViacomCBS, overseeing the combined company’s broadcast network affiliation distribution agreements, as well as domestic distribution of the company’s owned and operated television stations, channels and networks across all platforms. He will also drive ViacomCBS’ live linear content and on-demand digital distribution deals with third-party platforms.

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Armando Nuñez, President and CEO, CBS Global Distribution Group, and Chief Content Licensing Officer, CBS, will serve as Chairman, Global Distribution and Chief Content Licensing Officer, ViacomCBS, overseeing all content licensing, including worldwide distribution and domestic syndication, for ViacomCBS-owned programming to third-party platforms.

o	Dan Cohen, President of Worldwide Home Entertainment & Television Distribution, Paramount, will serve as President, Global Content Licensing, ViacomCBS, reporting to Nuñez.

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Pam Kaufman, President, Viacom/Nickelodeon Global Consumer Products, will serve as President, Global Consumer Products, ViacomCBS, and will be responsible for the combined company’s consumer products business, including global oversight of product and business development, licensing, merchandising, retail sales, consumer insights and marketing.

•	David Lynn, President and CEO of Viacom International Media Networks, will oversee the combined company’s international media networks, including Network 10 in Australia.

The merger remains subject to customary closing conditions and is expected to close by early December.

Biographies:

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Jo Ann Ross is the first woman to serve as sales chief of a broadcast network and the longest-running sales head in broadcast television. A 27-year veteran of CBS with 19 years as the company’s sales leader, Ross was promoted to President and Chief Advertising Revenue Officer, CBS Corporation in August 2017, overseeing the company’s multiplatform advertising sales effort. Ross previously served as President, Network, Sales, CBS Television Network, during which time she oversaw all sales for CBS Entertainment, Sports, Daytime, News and Late Night. Prior to joining CBS in 1992, she worked at ABC Network for three years. She has received numerous industry accolades, including the Gracies Leadership Award from the Alliance of Women in Media, the IRTS’ Hall of Mentorship Award and being enshrined in the Broadcasting & Cable Hall of Fame in 2013. She has also been named to The Hollywood Reporter’s “100 Most Powerful Women in Entertainment,” “AdWeek 50,” and Multichannel News’ Wonder Women Class of 2019. A cancer survivor, Ross has been a longtime supporter of MSKCC’s annual Cycle for Survival. She also serves on the board of directors of the John A. Reisenbach Foundation, the Ad Council, the International Radio and Television Society, and FourBlock, an organization with a mission to ensure that all veterans have the resources they need to transition to life and a new career when returning back home.

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John Halley has served as Executive Vice President and Chief Operating Officer, Ad Solutions, Viacom since 2013. In this role, Halley oversees the company’s pricing, inventory, commercial operations, finance and business development functions for Viacom’s ad sales portfolio across all of its brands, including MTV, VH1, BET, Comedy Central, Paramount Network and Nickelodeon. As head of Viacom’s Advanced Marketing Solutions business, Halley steers Viacom’s advertising product suite and go-to-market strategy across its digital, social and advanced advertising offerings. He is the former Chairman of OpenAP and currently serves on the consortium’s Board of Directors.

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Ray Hopkins has served as President of Television Networks Distribution, CBS Corporation, since joining the company in June 2013, securing retransmission and affiliation agreements for CBS’ broadcast and cable networks, including the CBS Television Network, Showtime Networks, CBS Sports Network, Smithsonian Networks and Pop. He also has oversight of all distribution deals of the CBS Network to more than 40 affiliated television station groups throughout the country. An industry veteran, Hopkins has 30 years of experience, including nine years as Chief Operating Officer of YES Network (Yankees Entertainment and Sports Network), where he was responsible for the day-to-day operations of the company’s affiliate sales, legal, finance, business development, new media, marketing, human resources and communications departments. Previously, Hopkins served in senior affiliate sales and marketing roles at Gemstar-TV Guide and FOX. Hopkins serves on the board of the cable industry’s T. Howard Foundation.

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Armando Nuñez has served as President and Chief Executive Officer, CBS Global Distribution Group, and Chief Content Licensing Officer, CBS Corporation, overseeing content licensing of CBS-owned programming to domestic and international distribution partners across all platforms. In this role, he has monetized original content that airs on the CBS Television Network, The CW, CBS All Access, SHOWTIME and non-CBS platforms, as well as a large television library.    Nuñez also oversees CBS Television Distribution, which produces and distributes industry-leading franchises, such as “Entertainment Tonight,” “Judge Judy” and “Wheel of Fortune.” He played a key role in CBS’s acquisition and management of Network 10 in Australia and CBS channel ventures in the UK and EMEA. Nunez joined CBS to run the Company’s international business in 1999 and has held senior leadership positions in international media for more than 25 years. Nuñez has been recognized as a major television influencer on lists by The Hollywood Reporter, Hispanic Magazine and Variety. Recently, he was honored with Variety’s International Achievement in TV Award and was inducted into the 2019 class of the Broadcasting & Cable Hall of Fame. Nuñez is a member of the board and co-chair of the global committee of NATPE International, as well a member of the board and executive committee of the International Council of the National Academy of Television Arts and Sciences (NATAS).

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Dan Cohen has served as President of Worldwide Home Entertainment and Television Distribution at Paramount Pictures since February 2019. Prior to this role, Cohen served as Paramount’s President of Worldwide Television Licensing. Before joining Paramount in 2017, he spent more than 20 years at Disney-ABC, where he most recently served as Executive Vice President of Pay Television & Digital for Disney-ABC Worldwide Home Entertainment and Television Distribution. There, he licensed films and series, including across digital platforms, on behalf of Walt Disney Studios, ABC Studios and Disney Channel.

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Pam Kaufman has served as the President of Viacom/Nickelodeon Global Consumer Products since May 2018, overseeing the consumer products business across Viacom Media Networks and Paramount Pictures. In this role, Kaufman leads worldwide licensing and merchandising and provides strategic focus on maximizing Viacom’s portfolio of brands and iconic franchise properties. Before her appointment, Kaufman spent more than 20 years at Nickelodeon, most recently as President of Consumer Products and Chief Marketing Officer. Kaufman has received numerous industry awards including Advertising Age’s Entertainment Marketer of the Year, Brandweek’s Grand Marketer of the Year, License Global’s list of Influentials, and Multichannel News’ roster of Wonder Women.

•

David Lynn has served as President and Chief Executive Officer of Viacom International Media Networks since 2017, overseeing all of Viacom’s media networks and related businesses outside the U.S. Previously, he was President of VIMN UK, Northern and Eastern Europe, during which time he helped lead the acquisition of Channel 5 Broadcasting in 2014. He assumed this position after serving as Executive Vice President, Managing Director of the group. Before that, Lynn was responsible for Viacom’s distribution strategy outside the U.S., overseeing deals with key international affiliates and securing distribution for Viacom content on video-on-demand platforms. Lynn joined Viacom in 1999 and has held a range of positions across the company’s brands.

About CBS

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand –“the Eye” – one of the most-recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, local TV, film and interactive. CBS’ businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Network 10 Australia, CBS Television Studios, CBS Global Distribution Group, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS All Access, the Company’s direct-to-consumer digital streaming subscription service, CBS Sports Network, CBS Films, Showtime Networks, Pop, Smithsonian Networks, Simon & Schuster, CBS Television Stations and CBS Experiences. For more information, go to http://www.cbscorporation.com.

About Viacom

Viacom (NASDAQ: VIAB, VIA) creates entertainment experiences that drive conversation and culture around the world. Through television, film, digital media, live events, merchandise and solutions, its brands connect with diverse, young and young at heart audiences in more than 180 countries.

For more information on Viacom and its businesses, visit http://www.viacom.com. Keep up with Viacom news by following it on Twitter (twitter.com/Viacom), Facebook (facebook.com/Viacom) and LinkedIn (linkedin.com/company/Viacom).

Important Information About the Proposed Merger Between CBS and Viacom and Where To Find It

In connection with the proposed merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the definitive joint consent solicitation statement / prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

Participants in the Solicitation

CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed merger. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC. Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and information regarding directors and executive officers are included in the joint consent solicitation statement / prospectus or will be included in other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the proposed merger may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the proposed merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed merger, (v) litigation relating to the proposed merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger, (vii) any negative effects of the announcement, pendency or consummation of the proposed merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media:

CBS

Dana McClintock, Executive Vice President, Chief Communications Officer

(212) 975-1077

dlmcclintock@cbs.com

Chris Ender, Executive Vice President, Communications

(818) 655-1100

cender@cbs.com

Kelli Raftery, Executive Vice President, Communications

(212) 975-3161

kelli.raftery@cbs.com

Viacom

Justin Dini, Senior Vice President, Corporate Communications

(212) 846-2724

justin.dini@viacom.com

Karen Shosfy, Vice President, Corporate Communications

(212) 846-3644

Karen.Shosfy@viacom.com

Investors:

CBS

Anthony DiClemente, Executive Vice President, Investor Relations

(212) 975-2160

anthony.diclemente@cbs.com

Viacom

James Bombassei, Senior Vice President, Investor Relations and Treasurer

(212) 258-6377

james.bombassei@viacom.com